Exhibit 99.1

JOINT PRESS RELEASE

INTESA SANPAOLO CONTRIBUTES 29 BRANCHES TO FRIULADRIA

Turin, Milan, Paris, 30th March  2007 — After authorisation from the Bank of Italy, Intesa Sanpaolo S.p.A. contributed  29 former Banca Intesa branches to FriulAdria with effect as of 1st April 2007.

The resulting FriulAdria shares will be subsequently sold by Intesa Sanpaolo to Cariparma, the Italian subsidiary of Crédit Agricole S.A. which controls Banca Popolare FriulAdria, for a cash consideration of 136 million euro. A capital gain of approximately 70 million euro will be recognised in Intesa Sanpaolo’s consolidated statement of income for the second quarter of 2007.

All the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole S.A. on 11th October 2006 and by Intesa Sanpaolo and Crédit Agricole S.A. on 1st March 2007 and the decision of the Italian Competition Authority “AGCM” issued on 20th December 2006.

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